UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 21, 2011

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 21, 2011, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the first quarter 2011. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter ended March 31, 2011. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued April 21, 2011:
          McDonald's Announces Strong Sales and Earnings Growth for First Quarter 2011

99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: April 21, 2011   By: /s/ Kevin M. Ozan

Kevin M. Ozan
Corporate Senior Vice President – Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued April 21, 2011:
McDonald's Announces Strong Sales and Earnings Growth for First Quarter 2011

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2011

Exhibit 99.1



FOR IMMEDIATE RELEASE
4/21/11

FOR MORE INFORMATION CONTACT:
Investors: Kathy Martin, 630-623-7833
Media: Heidi Barker, 630-623-3791

McDONALD'S ANNOUNCES STRONG SALES AND EARNINGS GROWTH FOR FIRST QUARTER 2011

OAK BROOK, IL — McDonald's Corporation today announced strong results for the first quarter ended March 31, 2011, fueled by broad-based comparable sales growth.

"Our dedication to building the McDonald's business by optimizing our menu, modernizing the restaurant experience and broadening accessibility continues to drive our global performance," said McDonald's Chief Executive Officer Jim Skinner. "For the quarter, McDonald's delivered double-digit earnings per share growth led by higher comparable sales and guest counts across all geographic segments and strong franchise margin performance. Despite the challenges of the current economic environment, I am confident that McDonald's can continue to grow by listening to our customers and remaining true to our proven Plan to Win strategy."

The Company reported the following highlights for the quarter:

- Global comparable sales increased 4.2%, with the U.S. up 2.9%, Europe up 5.7% and Asia/Pacific, Middle East and Africa up 3.2%
- Revenues increased 9% (7% in constant currencies)
- Diluted earnings per share of $1.15, up 15% (12% in constant currencies)
- Returned $2.0 billion to shareholders through share repurchases and dividends

In the U.S., first quarter comparable sales and customer traffic reflect the ongoing demand for McDonald's offerings. Key contributors to the quarter were beverages, including the McCafé line-up, the new Fruit & Maple Oatmeal and featured products including the 20-piece Chicken McNuggets and the Chipotle BBQ Bacon Angus burger.

Strong comparable sales in the U.K., France and Russia as well as positive comparable sales in Germany drove Europe's first quarter results. For the quarter, Europe delivered double-digit operating income growth of 12% (12% in constant currencies). Ongoing emphasis on everyday affordability, classic core menu favorites, signature food events and ongoing restaurant reimaging contributed to performance across many markets.

Australia and China fueled the Asia/Pacific, Middle East and Africa (APMEA) segment's first quarter comparable sales growth. Limited-time value offerings, particularly at the lunch daypart, restaurant reimaging and service initiatives around drive-thru, delivery and extended operating hours contributed to results throughout the segment.

Jim Skinner concluded, "We remain focused on strategies that will keep the McDonald's brand relevant, contemporary and compelling to our customers and deliver sustained profitable growth. I am confident that by harnessing the collective talents, resources and capabilities of our global System we will continue to grow our business in 2011 and for the long term. As we begin the second quarter, our top-line momentum continues with global comparable sales trending in-line with or better than first quarter sales."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

Quarters ended March 31,	2011	2010	% Inc	% Inc Excluding Currency Translation
Revenues	$6,111.6	$5,610.1	9	7
Operating income	1,825.9	1,674.1	9	7
Net income	1,209.0	1,089.8	11	9
Earnings per share-diluted*	1.15	1.00	15	12

* Foreign currency translation had a positive impact of $0.03 on 2011 diluted earnings per share for the quarter. In addition, the growth in 2011 diluted earnings per share was positively impacted by 3 percentage points, or $0.03 per share, as a result of the Company recording its share of costs related to the strategic restaurant closings in Japan in 2010.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact comparable sales and guest counts. In addition, the timing of holidays can impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:00 a.m. Central Time on April 21, 2011. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter ended March 31, 2011.

The Company plans to release April 2011 sales information on May 9, 2011.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data   **Inc / (Dec)**

Quarters ended March 31,	2011	2010	$	%
Revenues				
Sales by Company-operated restaurants	$4,152.7	$3,803.1	349.6	9
Revenues from franchised restaurants	1,958.9	1,807.0	151.9	8
TOTAL REVENUES	6,111.6	5,610.1	501.5	9
Operating costs and expenses				
Company-operated restaurant expenses	3,416.7	3,110.9	305.8	10
Franchised restaurants-occupancy expenses	354.3	339.3	15.0	4
Selling, general & administrative expenses	563.6	546.3	17.3	3
Impairment and other charges (credits), net		30.8	(30.8)	n/m
Other operating (income) expense, net	(48.9)	(91.3)	42.4	46
Total operating costs and expenses	4,285.7	3,936.0	349.7	9
OPERATING INCOME	1,825.9	1,674.1	151.8	9
Interest expense	120.1	111.0	9.1	8
Nonoperating (income) expense, net	6.9	6.2	0.7	11
Income before provision for income taxes	1,698.9	1,556.9	142.0	9
Provision for income taxes	489.9	467.1	22.8	5
NET INCOME	$1,209.0	$1,089.8	119.2	11
EARNINGS PER SHARE-DILUTED	$ 1.15	$ 1.00	0.15	15
Weighted average shares outstanding-diluted	1,054.6	1,090.1	(35.5)	(3)

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter Ended March 31, 2011

Impact of Foreign Currency Translation	1
Net Income and Diluted Earnings per Share	1
Revenues	2
Restaurant Margins	4
Selling, General & Administrative Expenses	5
Impairment and Other Charges (Credits), Net	5
Other Operating (Income) Expense, Net	5
Operating Income	6
Interest Expense	6
Nonoperating (Income) Expense, Net	6
Income Taxes	6
Outlook	7
Restaurant Information	8
Risk Factors and Cautionary Statement Regarding Forward-Looking Statements	10

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the first quarter ended March 31, 2011. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters ended March 31,	2011	2010	Currency Translation Benefit/ (Cost) 2011
Revenues	$6,111.6	$5,610.1	$ 127.9
Company-operated margins	736.0	692.2	18.6
Franchised margins	1,604.6	1,467.7	21.7
Selling, general & administrative expenses	563.6	546.3	(6.8)
Operating income	1,825.9	1,674.1	35.9
Net income	1,209.0	1,089.8	24.8
Earnings per share – diluted	1.15	1.00	0.03

Foreign currency translation had a positive impact on consolidated operating results for the quarter driven by stronger global currencies, led by the Australian Dollar, partly offset by the weaker Euro.

Net Income and Diluted Earnings per Share

For the first quarter 2011, net income was $1,209.0 million and diluted earnings per share were $1.15. Foreign currency translation had a positive impact of $0.03 on diluted earnings per share.

For the first quarter 2010, net income was $1,089.8 million and diluted earnings per share were $1.00. Results included after tax impairment charges of $30.0 million or $0.03 per share related to the Company's share of strategic restaurant closing costs in Japan.

During the first quarter 2011, the Company repurchased 18.4 million shares of its stock for $1,375.0 million and paid a quarterly dividend of $0.61 per share or $635.1 million.

1

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

REVENUES
Dollars in millions

Quarters ended March 31,	2011	2010	% Inc	% Inc Excluding Currency Translation
Company-operated sales				
U.S.	$1,004.6	$ 987.3	2	2
Europe	1,758.6	1,622.6	8	7
APMEA*	1,181.0	1,017.9	16	9
Other Countries & Corporate**	208.5	175.3	19	13
Total	$4,152.7	$3,803.1	9	7
Franchised revenues				
U.S.	$ 921.2	$ 889.4	4	4
Europe	681.4	622.8	9	9
APMEA*	219.5	173.4	27	16
Other Countries & Corporate**	136.8	121.4	13	7
Total	$1,958.9	$1,807.0	8	7
Total revenues				
U.S.	$1,925.8	$1,876.7	3	3
Europe	2,440.0	2,245.4	9	8
APMEA*	1,400.5	1,191.3	18	10
Other Countries & Corporate**	345.3	296.7	16	10
Total	$6,111.6	$5,610.1	9	7

* APMEA represents Asia/Pacific, Middle East and Africa

** Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities

- *Consolidated:* Revenues increased 9% (7% in constant currencies) for the quarter. The constant currency growth was driven by positive comparable sales and expansion.

- *U.S.:* Revenues increased for the quarter primarily due to positive comparable sales. Comparable sales were driven by beverages, including the McCafé line-up, the new Fruit & Maple Oatmeal and featured products including the 20-piece Chicken McNuggets and the Chipotle BBQ Bacon Angus burger.

- *Europe:* The constant currency increase in revenues for the quarter was primarily driven by comparable sales increases in the U.K., Russia (which is entirely Company-operated), France and Germany, as well as expansion in Russia.

- *APMEA:* The constant currency increase in revenues for the quarter was primarily driven by comparable sales increases in China, Australia and many other markets, as well as expansion in China. In addition, a contractual increase in the royalty rate for Japan contributed to the increase.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed.

COMPARABLE SALES

| | % Increase | | | |
| | Months ended March 31,* | | Quarters ended March 31,** | |
	2011	2010	2011	2010
U.S.	3.0	4.2	2.9	1.5
Europe	4.9	5.9	5.7	5.2
APMEA	0.5	2.8	3.2	5.7
Other Countries & Corporate	8.7	14.6	7.8	12.3
Total	3.6	5.2	4.2	4.2

*   The number of weekdays and weekend days can impact reported comparable sales. The calendar shift/trading day adjustment varied by area of the world, ranging from 0.3% to 0.8% in March 2011. In addition, the timing of holidays can impact comparable sales.

**   On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) increased 3.6% and 3.3% for the quarters ended March 31, 2011 and 2010, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month ended March 31, 2011 | | Quarter ended March 31, 2011 | |
	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation
U.S.	4	4	4	4
Europe	12	7	9	8
APMEA	9	1	12	4
Other Countries & Corporate	17	11	16	10
Total	8	5	8	6

FRANCHISED SALES
Dollars in millions

Quarters ended March 31,	2011	2010	% Inc	% Inc Excluding Currency Translation
U.S.	$ 6,714.6	$ 6,463.5	4	4
Europe	3,863.1	3,550.8	9	9
APMEA	3,023.4	2,737.2	10	2
Other Countries & Corporate	1,685.9	1,452.4	16	10
Total*	$15,287.0	$14,203.9	8	5

* For the quarters, sales from developmental licensed restaurants or foreign affiliated markets where the Company earns a royalty based on a percent of sales were $3,423.6 million and $3,066.4 million in 2011 and 2010, respectively. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters ended March 31,	Percent		Amount		% Inc / (Dec)	% Inc/ (Dec) Excluding Currency Translation
	2011	2010	2011	2010		
Franchised						
U.S.	82.8	82.3	$ 762.3	$ 732.1	4	4
Europe	77.7	76.7	529.5	478.0	11	11
APMEA	89.2	88.8	195.9	154.0	27	17
Other Countries & Corporate	85.5	85.4	116.9	103.6	13	7
Total	81.9	81.2	$1,604.6	$1,467.7	9	8
Company-operated						
U.S.	19.5	20.4	$ 196.2	$ 201.3	(3)	(3)
Europe	17.2	17.3	303.1	280.0	8	7
APMEA	17.5	18.0	206.8	183.0	13	6
Other Countries & Corporate	14.4	15.9	29.9	27.9	7	2
Total	17.7	18.2	$ 736.0	$ 692.2	6	4

- *Franchised:* Franchised margin dollars increased $136.9 million or 9% (8% in constant currencies) for the quarter.

  - *U.S. & Europe:* The franchised margin percent increased for the quarter primarily due to positive comparable sales.

  - *APMEA:* The franchised margin percent increased for the quarter primarily driven by a contractual increase in the royalty rate for Japan in addition to positive comparable sales.

- *Company-operated:* Company-operated margin dollars increased $43.8 million or 6% (4% in constant currencies) for the quarter.

  - *U.S.:* The Company-operated margin percent decreased for the quarter primarily due to higher commodity and other costs including labor, partly offset by positive comparable sales.

  - *Europe:* The Company-operated margin percent decreased slightly for the quarter primarily due to higher commodity and labor costs, offset by positive comparable sales.

4

- *APMEA:* The Company-operated margin percent for the quarter reflected higher labor and commodity costs, offset by positive comparable sales. The acceleration of new restaurant openings in China negatively impacted the segment's margin percent. Similar to other markets, new restaurants in China initially open with lower margins that grow significantly over time.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

Quarters ended March 31,	2011	2010
Food & paper	33.6	32.9
Payroll & employee benefits	25.9	26.0
Occupancy & other operating expenses	22.8	22.9
Total expenses	82.3	81.8
Company-operated margins	17.7	18.2

Selling, General & Administrative Expenses

- Selling, general & administrative expenses increased 3% (2% in constant currencies) for the quarter as a result of the timing of certain expenses in 2011, partially offset by the 2010 Vancouver Olympics. Selling, general & administrative expenses as a percent of revenues decreased to 9.2% for 2011 compared with 9.7% for 2010, and as a percent of Systemwide sales decreased to 2.9% for 2011 compared with 3.0% for 2010.

Impairment and Other Charges (Credits), Net

- In the first quarter 2010, the Company recorded after tax impairment charges of $30.0 million related to its share of the strategic restaurant closing costs in Japan.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters ended March 31,	2011	2010
Gains on sales of restaurant businesses	$(11.9)	$(27.6)
Equity in earnings of unconsolidated affiliates	(37.2)	(46.1)
Asset dispositions and other (income) expense	0.2	(17.6)
Total	$(48.9)	$(91.3)

- Gains on sales of restaurant businesses for the quarter reflected fewer refranchised sites in 2011 compared with 2010.

- Equity in earnings of unconsolidated affiliates for the quarter decreased primarily due to the negative impact of the natural disaster in Japan as well as a contractual increase in Japan's royalty rate. In addition, a decline in the number of unconsolidated restaurants contributed to the decrease.

- Asset dispositions and other (income) expense reflected gains on partnership dissolutions in the U.S. in 2010.

5

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended March 31,	2011	2010	% Inc/ (Dec)	% Inc/ (Dec) Excluding Currency Translation
U.S.	$ 793.0	$ 809.4	(2)	(2)
Europe	675.3	601.0	12	12
APMEA	348.0	272.1	28	18
Other Countries & Corporate	9.6	(8.4)	n/m	n/m
Total	$1,825.9	$1,674.1	9	7

n/m Not meaningful

- *U.S.:* Operating results decreased for the quarter primarily due to lower other operating income, which negatively impacted the growth rate by 4 percentage points, mostly offset by higher franchised margin dollars.

- *Europe:* Constant currency operating results for the quarter reflected stronger operating performance in the U.K., France, Russia and Germany.

- *APMEA:* Constant currency operating results for the quarter were driven primarily by stronger operating results in Australia and most other markets, partially offset by lower gains on sales of restaurant businesses primarily in Australia. The Company's share of impairment charges in 2010 related to the strategic restaurant closings in Japan positively impacted the 2011 constant currency growth rate by 12 percentage points for the quarter.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for the first quarter 2011 and 2010 was 29.9% and 29.8%, respectively.

Interest Expense

- Interest expense increased for the quarter reflecting higher average debt balances partly offset by lower average interest rates.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters ended March 31,	2011	2010
Interest income	$ (7.8)	$(4.6)
Foreign currency and hedging activity	0.5	3.5
Other expense	14.2	7.3
Total	$ 6.9	$ 6.2

Income Taxes

- The effective income tax rate was 28.8% for first quarter 2011 compared with 30.0% for first quarter 2010. The effective tax rate for the first quarter 2011 reflects a nonrecurring deferred tax benefit related to certain foreign operations, partially offset by lower tax benefits related to certain foreign tax credits.

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 1.5 percentage points to 2011 Systemwide sales growth (in constant currencies), most of which will be due to the 541 net traditional restaurants added in 2010.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual diluted earnings per share by about 3 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2011, the total basket of goods cost is expected to increase 4-4.5% in the U.S. and Europe.

- The Company expects full-year 2011 selling, general & administrative expenses to decrease about 2% in constant currencies. In addition, fluctuations will be experienced between quarters due in part to certain items in 2010, such as the Vancouver Winter Olympics in February, the biennial Worldwide Owner/Operator Convention in April and higher incentive compensation primarily recorded in the second half of 2010 based on performance.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2011 to increase approximately 5-6% compared with 2010.

- A significant part of the Company's operating income is generated outside the U.S., and about 45% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 65% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 20 cents.

- The Company expects the effective income tax rate for the full-year 2011 to be 30% to 32%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.

- The Company expects capital expenditures for 2011 to be approximately $2.5 billion. About half of this amount will be used to open new restaurants. The Company expects to open about 1,100 restaurants including approximately 400 restaurants in affiliated and developmental licensee markets, such as Japan and Latin America, where the Company does not fund any capital expenditures. The Company expects net additions of about 750 restaurants. The remaining capital will be used for reinvestment in existing restaurants. Over half of this reinvestment will be used to reimage approximately 2,200 locations worldwide, some of which will require no capital investment from the Company.

7

Restaurant Information

SYSTEMWIDE RESTAURANTS

At March 31,	2011	2010	Inc/ (Dec)
U.S.*	14,016	13,954	62
Europe			
Germany*	1,390	1,364	26
France	1,198	1,162	36
United Kingdom	1,197	1,194	3
Spain	416	406	10
Italy	412	393	19
Russia	276	246	30
Other	2,095	2,034	61
Total Europe	6,984	6,799	185
APMEA			
Japan*	3,280	3,695	(415)
China	1,324	1,152	172
Australia	835	808	27
Taiwan	349	346	3
Other	2,694	2,497	197
Total APMEA	8,482	8,498	(16)
Other Countries & Corporate			
Canada*	1,436	1,427	9
Brazil	617	581	36
Mexico	395	382	13
Other	875	847	28
Total Other Countries & Corporate	3,323	3,237	86
Systemwide restaurants	32,805	32,488	317
Countries	117	117	

*	Reflected the following satellites: At March 31, 2011 – U.S. 1,094, Germany 174, Japan 940, Canada 463; At March 31, 2010 – U.S. 1,126, Germany 173, Japan 1,207, Canada 458.

SYSTEMWIDE RESTAURANTS BY TYPE

At March 31,	2011	2010	Inc/ (Dec)
U.S.			
Conventional franchised	12,465	12,382	83
Company-operated	1,551	1,572	(21)
Total U.S.	14,016	13,954	62
Europe			
Conventional franchised	4,815	4,651	164
Developmental licensed	180	168	12
Total Franchised	4,995	4,819	176
Company-operated	1,989	1,980	9
Total Europe	6,984	6,799	185
APMEA			
Conventional franchised	883	821	62
Developmental licensed	1,506	1,274	232
Foreign affiliated	3,563	4,020	(457)
Total Franchised	5,952	6,115	(163)
Company-operated	2,530	2,383	147
Total APMEA	8,482	8,498	(16)
Other Countries & Corporate			
Conventional franchised	1,143	1,167	(24)
Developmental licensed	1,843	1,764	79
Total Franchised	2,986	2,931	55
Company-operated*	337	306	31
Total Other Countries & Corporate	3,323	3,237	86
Systemwide			
Conventional franchised	19,306	19,021	285
Developmental licensed	3,529	3,206	323
Foreign affiliated	3,563	4,020	(457)
Total Franchised	26,398	26,247	151
Company-operated	6,407	6,241	166
Total Systemwide	32,805	32,488	317

* Reflects the acquisition of 39 restaurants on December 31, 2010, as part of Canada's restaurant portfolio optimization.

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Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. The most important of these is whether we can remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The IEO segment of the restaurant industry, although largely mature in our major markets, is highly fragmented and competitive. The IEO segment has been contracting in many markets, including some major markets, due to uncertain economic conditions, and this may continue. Persistently high unemployment rates in many markets have also increased consumer focus on value and heightened pricing pressures across the industry. Combined with increasing pressure on commodity and labor costs, these circumstances could affect restaurant sales and margin growth despite the strength of our brand and value proposition. We have the added challenge of the cultural, economic and regulatory differences that exist within and among the more than 100 countries where we operate. Initiatives we undertake may not have universal appeal among different segments of our customer base and can drive unanticipated changes in guest counts and customer perceptions. Our operations, plans and results are also affected by regulatory and similar initiatives around the world, notably the focus on nutritional content and the production, processing and preparation of food "from field to front counter," as well as industry marketing practices.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win.

The Plan to Win addresses the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond effectively to trends or other factors that affect the IEO segment and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about us, all of which can drive popular perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us;

- The risks associated with our franchise business model, including whether our franchisees and developmental licensees will have the experience and financial resources to be effective operators and remain aligned with us on operating, promotional and capital-intensive initiatives and the potential impact on us if they experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited by local law or otherwise, costly to exercise or subject to litigation;

- Our ability to drive restaurant improvements and to motivate our restaurant personnel and our franchisees to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Whether our restaurant reimaging and rebuilding plans, which remain a priority, are targeted at the elements of the restaurant experience that will best accomplish our goals and whether we can complete our plans as and when projected;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires trust and confidence;

- Our ability to respond effectively to adverse perceptions about the quick-service category of the IEO segment or about our products, promotions and premiums, such as Happy Meals (collectively, our products), or the reliability of our supply chain and the safety of our products, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The success of our plans to improve existing menu items and to roll out new menu items, as well as the impact of our competitors' actions, including in response to our menu changes and product introductions, and our ability to continue robust menu development and manage the complexity of our restaurant operations;

- Our ability to differentiate the McDonald's experience in a way that balances consumer value with margin expansion, particularly in markets where pricing or cost pressures are significant or have been exacerbated by the current challenging economic and operating environment;

- The impact of pricing, marketing and promotional plans on sales and margins and our ability to adjust these plans to respond quickly to changing economic conditions;

- The impact of events such as boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified local personnel to manage our operations and growth in certain developing markets;

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way; and

- The costs and operational risks associated with our increasing reliance on information technology (including our point-of-sale and other in-store technology systems or platforms), such as the need for increasing investments to upgrade and maintain our systems, the potential for system failures or programming errors and the impact on our margins as the use of cashless payments becomes more widespread.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market or daypart (e.g., breakfast). To mitigate the impact of these conditions, we may take promotional or other actions that adversely affect our margins, limit our operating flexibility or result in charges or restaurant closings. Some macroeconomic conditions could have an even more wide-ranging and prolonged impact. The current environment has been characterized by weak economies, persistently high unemployment rates and continuing uncertainty in financial and credit markets. These conditions have significantly affected consumer confidence and spending. Moreover, the strength of the current recovery is uncertain in many of our most important markets, and growth in consumer spending generally lags improvement in the broader economy. The key factors that can affect our operations, plans and results in this environment are the following:

- Whether our strategies will permit us to compete effectively and make continued market share gains despite the uncertain economic outlook, while at the same time achieving sales and operating income within our targeted long-term average annual range of growth;

- The effectiveness of our supply chain management to assure reliable and sufficient product supply on favorable terms;

- The impact on consumer disposable income levels and spending habits of governmental actions to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers;

- The impact on restaurant sales and margins of recent significant increases in gasoline and commodity prices, which we expect will continue to be volatile and may increase further, and the impact of pricing, hedging and other actions that we, franchisees and suppliers may take to address this environment;

- The impact on our margins of labor costs given our labor-intensive business model, the long-term trend toward higher wages in both mature and developing markets and any potential impact of union organizing efforts;

- The impact of foreign exchange and interest rates on our financial condition and results;

- Whether we are able to identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

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- The challenges and uncertainties associated with operating in developing markets, such as China and Russia, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment; and

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings.

Increasing legal and regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings, and the impact of new, potential or changing regulation that affects or restricts elements of our business, particularly those relating to marketing to children, nutritional content and product labeling and safety;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation, including taxation, in ways that could be material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information obtained from third-party suppliers;

- The risks and costs to us, our franchisees and our supply chain of increased focus by U.S. and overseas governmental authorities and non-governmental organizations on environmental matters, such as climate change, the reduction of greenhouse gases and water consumption, including as a result of initiatives that effectively impose a tax on carbon emissions;

- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment claims and landlord/tenant disputes; the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; and the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products, or the appropriateness or accuracy of our marketing or other communication practices;

- The increasing costs and other effects of compliance with U.S. and overseas regulations affecting our workforce and labor practices, including regulations relating to wage and hour practices, immigration, healthcare, retirement and other employee benefits and unlawful workplace discrimination;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit;

- The legal and compliance risks associated with information technology, such as the costs of compliance with privacy, consumer protection and other laws, the potential costs associated with alleged security breaches (including the loss of consumer confidence that may result and the risk of criminal penalties or civil liability to consumers or employees whose data is alleged to have been collected or used inappropriately) and potential challenges to the associated intellectual property rights or to our use of that intellectual property; and

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- The impact of changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, changes in tax accounting or tax laws (or authoritative interpretations relating to any of these matters), and the impact of settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The continuing uncertain global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Changes in financial or tax reporting and accounting principles or practices that materially affect our reported financial condition and results and investor perceptions of our performance;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can reflect market commentary (including commentary that may be unreliable or incomplete in some cases) or expectations about our business, our creditworthiness or investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program, dividend rate or changes in our debt levels on our credit ratings, interest expense, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results and prospects can be adversely affected by events such as severe weather conditions, natural disasters, hostilities and social unrest, among others.

Severe weather conditions, natural disasters, such as the recent events in Japan, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels or other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.